Income Statements by activity
Unaudited

	For the three months ended September 30, 2015			For the three months ended September 30, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,468	27,397	91	23,553	23,464	115
Cost of sales	24,493	24,456	57	20,360	20,306	80
Selling, general and administrative costs	1,896	1,891	5	1,732	1,721	11
Research and development costs	749	749	—	598	598	—
Result from investments	25	(6)	31	36	12	24
Gains on the disposal of investments	—	—	—	3	2	1
Restructuring costs	13	13	—	15	15	—
Other income/(expenses)	18	17	1	39	39	—
EBIT	360	299	61	926	877	49
Net financial expenses	620	620	—	511	511	—
Profit/(loss) before taxes	(260)	(321)	61	415	366	49
Tax expense	39	34	5	227	219	8
Profit/(loss) from continuing operations	(299)	(355)	56	188	147	41
Result from intersegment investments	—	56	—	—	41	—
Net profit/(loss)	(299)	(299)	56	188	188	41

Adjusted EBIT	1,303	1,242	61	968	920	48

	For the nine months ended September 30, 2015			For the nine months ended September 30, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	83,092	82,872	296	69,006	68,748	337
Cost of sales	72,551	72,437	190	59,790	59,614	255
Selling, general and administrative costs	5,879	5,850	29	5,184	5,152	32
Research and development costs	2,208	2,208	—	1,825	1,825	—
Result from investments	120	23	97	105	36	69
Gains on the disposal of investments	—	—	—	11	3	8
Restructuring costs	25	25	—	23	23	—
Other income/(expenses)	(49)	(50)	1	(143)	(143)	—
EBIT	2,500	2,325	175	2,157	2,030	127
Net financial expenses	1,853	1,853	—	1,510	1,510	—
Profit/(loss) before taxes	647	472	175	647	520	127
Tax expense	521	503	18	435	415	20
Profit/(loss) from continuing operations	126	(31)	157	212	105	107
Result from intersegment investments	—	157	—	—	107	—
Net profit/(loss)	126	126	157	212	212	107

Adjusted EBIT	3,628	3,453	175	2,591	2,472	119

Statements of Financial Position by activity
Unaudited

	At September 30, 2015			At December 31, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Intangible assets:	25,023	25,016	7	22,847	22,840	7
Goodwill and intangible assets with indefinite useful lives	15,166	15,164	2	14,012	14,010	2
Other intangible assets	9,857	9,852	5	8,835	8,830	5
Property, plant and equipment	27,271	27,269	2	26,408	26,406	2
Investments and other financial assets	2,017	2,466	983	2,020	2,452	931
Deferred tax assets	3,307	3,244	63	3,547	3,482	65
Other assets	129	129	—	114	114	—
Total Non-current assets	57,747	58,124	1,055	54,936	55,294	1,005
Inventories	12,162	12,157	5	10,449	10,442	7
Assets sold with a buy-back commitment	2,415	2,415	—	2,018	2,018	—
Trade receivables	3,387	3,387	17	2,564	2,566	17
Receivables from financing activities	3,117	1,756	3,020	3,843	1,746	3,834
Current tax receivables	308	304	9	328	326	8
Other current assets	2,813	2,780	35	2,761	2,732	32
Current financial assets	1,417	1,368	51	761	732	31
Current investments	44	44	—	36	36	—
Current securities	231	207	24	210	180	30
Other financial assets	1,142	1,117	27	515	516	1
Cash and cash equivalents	20,177	20,000	177	22,840	22,627	213
Total Current assets	45,796	44,167	3,314	45,564	43,189	4,142
Assets held for sale	8	8	—	10	6	4
TOTAL ASSETS	103,551	102,299	4,369	100,510	98,489	5,151
Equity and Liabilities
Equity	14,554	14,554	1,432	13,738	13,738	1,367
Provisions	23,275	23,265	10	20,372	20,350	22
Employee benefits	10,350	10,347	3	9,592	9,579	13
Other provisions	12,925	12,918	7	10,780	10,771	9
Deferred tax liabilities	211	201	10	233	225	8
Debt	31,175	30,083	2,751	33,724	31,885	3,576
Other financial liabilities	669	668	3	748	745	5
Other current liabilities	11,877	11,760	119	11,495	11,376	122
Current tax payables	224	206	23	346	335	17
Trade payables	21,566	21,562	21	19,854	19,835	34
TOTAL EQUITY AND LIABILITIES	103,551	102,299	4,369	100,510	98,489	5,151

Statements of Cash Flows by activity
Unaudited

	For the nine months ended September 30, 2015			For the nine months ended September 30, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	22,840	22,627	213	19,455	19,255	200
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit	126	126	157	212	212	107
Amortization and depreciation	4,245	4,244	1	3,599	3,597	2
Net losses/(gains) on disposal of non-current assets and other non-cash items	119	41	(79)	187	133	(53)
Dividends received	112	123	—	60	63	—
Change in provisions	2,068	2,078	(10)	689	689	—
Change in deferred taxes	150	152	(2)	(51)	(50)	(1)
Change in items due to buy-back commitments	78	77	1	280	280	—
Change in working capital	(1,425)	(1,401)	(24)	(726)	(732)	6
TOTAL	5,473	5,440	44	4,250	4,192	61
CASH FLOWS USED IN INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(6,469)	(6,466)	(3)	(5,350)	(5,348)	(2)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries	(80)	(80)	—	(16)	(16)	—
Proceeds from the sale of non-current assets	20	19	1	43	35	8
Net change in receivables from financing activities	392	(68)	460	128	(12)	140
Change in current securities	(12)	(10)	(2)	41	42	(1)
Other changes	(3)	(120)	117	35	(27)	62
TOTAL	(6,152)	(6,725)	573	(5,119)	(5,326)	207
CASH FLOWS USED IN FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(2,410)	(1,804)	(606)	1,656	1,746	(90)
Increase in share capital	10	10	—	3	3	—
Dividends paid	(38)	(38)	(11)	—	—	(3)
Distribution of certain tax obligations	—	—	—	(45)	(45)	—
Acquisition of non-controlling interest	(9)	(9)	—	(2,691)	(2,691)	—
TOTAL	(2,447)	(1,841)	(617)	(1,077)	(987)	(93)
Translation exchange differences	463	499	(36)	886	876	10
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,663)	(2,627)	(36)	(1,060)	(1,245)	185
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	20,177	20,000	177	18,395	18,010	385